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                                                                   EXHIBIT 99.1


LADNER DOWNS                                         1200 Waterfront Centre
Barristers & Solicitors                              200 Burrard Street
                                                     PO Box 48600
                                                     Vancouver, Canada V7X 1T2
                                                     Telephone  (604) 687-5744
                                                     Fax  (604) 687-1415


JASON J. BROOKS                                      DIRECT LINE  (604) 640-4102



FILE NO: 06839/0                                     February 7, 1997


BY FACSIMILE

The Toronto Stock Exchange
The Exchange Tower
2 First Canadian Place
Toronto, Ontario
M5X 1J2

Attention:        Robert Perry,
                  Listings & Distribution Division



Dear Sirs/Mesdames:


                                VISTA GOLD CORP.
                     - NOTICE OF PROPOSED PRIVATE PLACEMENT


                  We act as counsel to Vista Gold Corp. (the "Company"). Pursuant to Section 19.06 of The General By-law of The Toronto Stock Exchange (the "Exchange") and Part VI of the Toronto Stock Exchange Company Manual (the "Company Manual"), we are writing on behalf of the Company to provide notice to the Exchange of a proposed private placement (the "Private Placement") of a total of 32,135 common shares ("Shares") of the Company to four executive officers and senior employees (collectively, the "Employees") of the Company. The Shares will be subscribed for and purchased by the Employees at a price equal to the closing price on the Exchange on February 4, 1997 and will be paid for out of the Employees' normal cash bonus (the "Bonus") for the fiscal year ended December 31, 1996. A Notice of Proposed Private Placement setting out the





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required information regarding the Private Placement is attached. Additional details and background information regarding the Private Placement are set out below. We also hereby apply on behalf of the Company for the conditional approval of the Exchange of the listing on the Exchange of the Shares issuable under terms of the Private Placement.


1.                BACKGROUND

                  Pursuant to the terms of the Company's performance or incentive bonus policy established by the Company in 1989 and certain employment contracts, executive officers and senior employees of the Company are eligible to receive performance or incentive bonuses. These bonuses are awarded annually at the discretion of the Board of Directors of the Company based on recommendations from the Company's Compensation Committee. The issuance of bonuses is motivated by the Company's desire to reward past services rendered to the Company and to provide an incentive for continued service to the Company.

2.                DETAILS OF PROPOSED PRIVATE PLACEMENT

                  On February 5, 1997, the Board of Directors of the Company approved the payment of cash bonuses totalling $99,562 (US $74,300) to the Employees. Subject to regulatory approval, the payment of the Bonus is conditional upon the Employees agreeing to use one-half of the Bonus to subscribe for Shares from treasury at a price equal to the closing price of the Shares on the Exchange on the trading day prior to the date the Bonus was approved by the Board of Directors (i.e., February 4, 1997). Accordingly, the Private Placement will involve the issuance, subject to regulatory approval, of a total of 32,135 Shares to the Employees at a price of $1.55 per Share. The details of the proposed private placement of the Shares are set out below:

                                                                             NUMBER OF                     PRICE
            NAME                           POSITION                           SHARES                     PER SHARE
            ----                           --------                           ------                     ---------
Michael B. Richings            President and Chief                              12,967                    $1.55
                               Executive Officer

A.J. Ali                       Vice-President, Finance                           8,429                    $1.55
                               and Chief Financial Officer

Ronald J. McGregor             Vice-President, Operations and                    6,051                    $1.55
                               Development

Warren Bates                   Manager                                           4,688                    $1.55





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3.                SHAREHOLDER APPROVAL

                  Although we are aware that the Exchange sometimes requires shareholder approval of private placements involving insiders, we submit that shareholder approval of the Private Placement should not be required for the following reasons:

         (a) The Shares that the Company proposes to issue represent approximately 0.04% of the 89,920,405 issued and outstanding Shares of the Company. Accordingly, the Private Placement does not involve a material issuance of Shares.

         (b)      The Shares are being issued at market with no discount.

         (c)      The Shares are being acquired for cash.

         (d) The issuance of the Shares is not a share compensation arrangement within the meaning of Part VI of the Company Manual.

         (e) Payment of the Bonus is conditional on the proceeds being reinvested in the Shares.

         (f)       The issuance of the Shares is a one time occurrence.

For the foregoing reasons, we submit that the Private Placement is not of such a nature as to make shareholder approval desirable or necessary, having regard to the interests of the Company's shareholders and the investing public.

                  We trust that the foregoing is satisfactory. If you have any questions or require further information, please do not hesitate to contact the writer at (604) 640-4102.

                                                        Yours truly,

                                                        LADNER DOWNS

                                                        By:

                                                             Jason J. Brooks

cc:      American Stock Exchange (3 copies, with enclosure)
         Attention:  Doug McKenny

cc:      Securities and Exchange Commission (with enclosure)
         (To be filed by the Company under cover of Form 6-K via EDGAR)

cc:      Vista Gold Corp. (with enclosure)
         Attention:  Michael B. Richings





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                           THE TORONTO STOCK EXCHANGE

                     NOTICE OF A PROPOSED PRIVATE PLACEMENT


1.       NAME OF ISSUER:   Vista Gold Corp. (the "Issuer")


2.       DESCRIPTION OF SECURITIES TO BE PLACED:

         (a)      Class - Common shares (the "Shares").

         (b)      Number - 32,135.

         (c)      Price - $1.55.

         (d)      Voting rights - One vote per share.

         (e) If there are tax credits attached to the securities, please describe - Not applicable.

         (f) If the securities are not of a listed class, summarize the provisions.

                  The Shares are listed on The Toronto Stock Exchange (the "Exchange").

         (g) If convertible into another class of securities, the maximum number of securities issuable upon conversion.

                  Not applicable.

         (h)      Description of any attached warrants (or options), including:

                   (i)     number - Not applicable.

                  (ii)     exercise price - Not applicable.

                  (iii)    term to expiry - Not applicable.

                  (iv)     other significant terms - Not applicable.


3. NUMBER OF CURRENTLY ISSUED AND OUTSTANDING SHARES OF EACH CLASS OF SHARES OF THE COMPANY, EXCLUDING NON-VOTING PREFERRED SHARES.

         As at February 5, 1997, 89,920,405 Shares are issued and outstanding.





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4.       IS THE PLACEMENT ENTIRELY OR IN PART NON-ARM'S LENGTH?

         (FOR THIS PURPOSE, A NON-ARM'S LENGTH PRIVATE PLACEMENT INCLUDES A TRANSACTION IN WHICH ANY DIRECTOR OR OFFICER OF THE ISSUER, OR ANY BENEFICIAL OWNER OF SECURITIES CARRYING MORE THAN 10% OF THE VOTING RIGHTS ATTACHING TO ALL OUTSTANDING VOTING SECURITIES OF THE ISSUER, HAS A BENEFICIAL INTEREST, DIRECT OR INDIRECT.)

         Yes. The Shares are being issued to four executive officers and senior employees of the Issuer.


5.       IF THE ANSWER TO QUESTION 4 IS YES:

         (a)      State the percentage of placement which is non-arm's length.

                  100%.

         (b) For each non-arm's length placee, state the placee's name, current holdings of voting securities of the issuer (direct or indirect) in terms of number and percentage, and the number of securities to be purchased under the private placement.

                                                            CURRENT HOLDINGS
                                                               OF SHARES                    NUMBER OF SHARES
                            NAME OF PLACEE                      (# / %)                      TO BE PURCHASED
                            --------------                      -------                      ---------------
                    Michael B. Richings                      20,000 / 0.02%                        12,967
                    A.J. Ali                                 45,300 / 0.05%                         8,429
                    Ronald J. McGregor                         nil / nil                            6,051
                    Warren Bates                               nil / nil                            4,688


         (c) State the holdings of voting securities of the issuer (direct or indirect) of each non-arm's length placee after the placement in terms of number and percentage.

                                                      HOLDINGS OF SHARES
                                                        AFTER PLACEMENT
                           NAME OF PLACEE                   (# / %)
                           --------------                   -------
                    Michael B. Richings                   32,967 / 0.04%
                    A.J. Ali                              53,729 / 0.06%
                    Ronald J. McGregor                     6,051 / 0.01%
                    Warren Bates                           4,688 / 0.01%





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         (d)      If the issuer is providing any financial assistance to the placee to facilitate the purchase, by way of loan, guaranty or otherwise, give particulars.

                           The placees will subscribe for the Shares using a
                  portion of an annual cash bonus paid to the placees by the Issuer. Please see the cover letter enclosed herewith for a full description of the circumstances surrounding the issuance of the Shares.

6. HAS THE ISSUER COMPLETED ANY OTHER PRIVATE PLACEMENTS WITHIN THE PAST SIX MONTHS (INCLUDE PRIVATE PLACEMENTS THAT HAVE BEEN NEGOTIATED AND ARE EXPECTED TO BE COMPLETED)?

         Not applicable.


7.       IF THE ANSWER TO 6 IS YES:

         (a) State the dates on which each private placement closed and the number and class of listed securities issued or issuable under each placement.

                  Not applicable.

         (b) State the number of securities of each class of equity securities issued and outstanding at the beginning of the six-month period, excluding non-voting preferred shares.

                  Not applicable.

         (c) State whether shareholders approved any of the private placements and, if so, identify which private placements were so approved.

                  Not applicable.


8.       IF THE ISSUER IS SUBJECT TO SECTION 19.09 OF THE EXCHANGE'S GENERAL
         BY-LAW:

         The Issuer is not subject to Section 19.09 of the Exchange's By-law.

         (a)      Could the placement potentially result in a change of control?

                  Not applicable.

                  If so, identify the potential new controlling shareholder(s)

                  Not applicable.

         (b)      What will be the use of proceeds?

                  Not applicable.





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9.       ANY SIGNIFICANT INFORMATION REGARDING THE PROPOSED PRIVATE PLACEMENT
         NOT DISCLOSED ABOVE.

         Please see the cover letter enclosed herewith for a full description of the circumstances surrounding the issuance of the Shares.





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